

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 4, 2009

Via U.S. Mail

Mr. Justin Miller
President, Director
Stevens Resources, Inc.
1818 West Francis, Ste. 196
Spokane, Washington 99205

> **Re:** **Stevens Resources, Inc.**
> **Form S-1**
> **Filed November 10, 2009**
> **File No. 333-16**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Financial Statements, page 24

Report of Independent Registered Public Accounting Firm, page F-1

1. In the third (opinion) paragraph of your accountant's report, the period that is referenced for the results of your operations on which he opines does not agree with the corresponding period stated in the first paragraph, nor with the corresponding financial statements included in your filing. Accordingly, please

obtain from your accountant a revised report that reflects the appropriate period of your financial results on which he is opining, that is, for the period *September 9, 2009* (inception) through September 30, 2009, and include it in an amended filing.

Statement of Operations, page F-3 and Statement of Cash Flows, page F-5

2.   We note you concluded you are currently a "development-stage enterprise" and report your financial position and results as such. Please amend your filing to fully comply with the corresponding reporting requirements of FASB ASC 915-225-45-1 and FASB ASC 915-230-45-1 to your statement of operations and statement of cash flows, respectively, to include the required "cumulative from inception" columnar information.

Notes to Financial Statements, page F-6

General

3.   Please note that the FASB Accounting Standards Codification (FASB ASC 105) became effective on *September 15, 2009*. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please amend your filing to reflect revised references to accounting standards accordingly.

Note 7 – Prepaid Expenses, page F-9

4.   You state that the value you ascribed to the 100,000 shares issued to a consultant was "considered to be prepaid as of the balance sheet date as services had yet to be performed." However, on page 17 of your filing you state, "Jameson Capital, LLC was issued 100,000 shares in lieu of services rendered in September 2009." [Emphasis added.] Please tell us what services this consultant provided before and after September 30, 2009 and the value ascribed to each aspect of the services provided in those separate periods. Additionally, if necessary, please revise your financial statements and related disclosures, to eliminate any inconsistencies that you conclude exist between these disclosures, as well as corresponding disclosures on pages 29 and II-2 of your filing.

Management's Discussion and Analysis, page 25

Plan of Operations, page 26

5.   We note your disclosure of the portion of anticipated proceeds that you intend to use for the estimated costs associated with Phase I and Phase II of your initial exploration program. Please revise your disclosure to also include the caption headings over each column that correspond to the projected level of shares sold,

similar to that presented in the corresponding disclosure presented under "Use of Proceeds," on page 14.

6. For each scenario where less than the full amount of proceeds is raised, please discuss the effects of raising that amount of money from the offering. Explain what costs will be cut and what limitations this may present on completing the planned sampling, prospecting, and mapping.

Contractual Obligations, page 31

7. Please provide this information in a table as explained in Regulation S-K, Item 303(a)(5).

Purchases of Equity Securities by the Small Business Issuer and Affiliates, page 23

8. Your statement that there "were no purchases" appears inconsistent with the fact that Mr. Miller acquired shares in September 2009. Please revise or advise.

Certain Relationships and Related Transactions, page 33

9. As Mr. Miller is in fact a promoter, delete the phrase "[t]here are no promoters being used in relation with this offering."

10. You state in your disclosure, "Stevens issued 100,000 restricted shares of common stock to Jameson Capital, LLC for $1,000 of services. Value was determined as an arm's length transaction between non-related parties." However, this amount differs from your corresponding disclosure on page 8, in which you state the 100,000 shares of common stock had an estimated value of $2,000 for services relating to the offering. Additionally, we note that it appears you recorded only $200 of "prepaid expenses" in your financial statements for this same transaction. Please reconcile for us the differences among these disclosures and, if necessary, revise your disclosures to eliminate any inconsistencies. Further, please tell us the basis upon which you determined the amount you ascribed to the common stock issued, and how you determined it to be commensurate with the value of the services you expect to be rendered, relating to this offering.

Undertakings, page II-3

11. Please provide undertakings in the exact form required under Regulation S-K, Item 512.

Exhibits

12.   Please provide the certifications required by Regulation S-K, Item 601(31).

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald Delaney at (202) 551-3863 or Chris White at (202) 551-3461 if you have questions regarding the accounting comments. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Timothy S. Orr
        via facsimile: (509) 769-0303